Exhibit 99.2

Electra Meccanica Appoints Joanne Yan to Board of Directors

VANCOUVER, British Columbia, Mar. 11, 2019 -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today appointed Joanne Yan to the Electra Meccanica Board of Directors. Ms. Yan replaces Dr. Robert Tarzwell who has resigned as a Director of the Company. “Dr. Tarzwell joined our Company’s Board of Directors in 2015. He has been an active and valued director who has made a significant contribution” stated Jerry Kroll, CEO.

Ms. Yan brings 25-years of experience in advising and managing both publicly traded and private companies. She serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives.

Ms. Yan has served on the Board of Directors of several public and private companies, including the Zongshen Industrial Group, Electra Meccanica’s strategic manufacturing partner. Recently, she led a transaction that enabled a Chinese company to acquire a 49% interest in Harbour Air, the largest sea plane operator in North America.

“We are fortunate to have Joanne Yan join our Board of Directors,” said Steven Sanders, Chairman of the Board of Directors of Electra Meccanica. “Ms. Yan is a strategic decision maker and investor with extensive business development experience. Her activities in the cross-border investment and M&A space, including the significant role she has played in our relationship with Zongshen and others, make Ms. Yan an ideal fit for our Board of Directors. I look forward to her contributions during this exciting time for Electra Meccanica.”

“Ms. Yan’s appointment to the Electra Meccanica Board of Directors is a testament to the strength of the relationship between Electra Meccanica and our manufacturing partner, the Zongshen Industrial Group,” said Jack Austin, Independent Director on Electra Meccanica’s Board of Directors.

“I am very pleased to accept my appointment to the Electra Meccanica Board of Directors,” said Joanne Yan. “I look forward to working closely with the board of directors particularly at this exciting time in the Company’s development as it initiates deliveries of the SOLO EV to customers in 2019.”

About Electra Meccanica Vehicles Corp.
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:

Sean Mahoney

(310) 867-0670

sean@ElectraMeccanica.com

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us